UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:        December 31, 2005
                                               Estimated average burden
                                               hours per response.............11

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. __3___)*


                                  Aldila, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    014384101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Bryant Riley
                             11100 Santa Monica Blvd
                                    Suite 800
                              Los Angeles, CA 90025
                                 (310) 966-1444
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 10, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014384101                       13D                  Page 1 of 2 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SACC Partners LP; Riley Investment Management LLC;
         B. Riley & Co., Inc.; Bryant R. Riley
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    432,827
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    432,827
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         442,419
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         8.52%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         PN, IA, BD, IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 014384101                      13D                   Page 2 of 2 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Common Stock of Aldila, Inc.
13450 Stowe Drive
Poway, CA 92064

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

    (a)  SACC Partners LP (Delaware limited partnership)
         Riley Investment Management LLC (Delaware limited liability company)
         B. Riley & Co., Inc. (Delaware corporation)
         Bryant R. Riley (individual residing in California)

    (b)  11100 Santa Monica Blvd.
         Suite 800
         Los Angeles, CA 90025

    (c) Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc. ("BRC"), an NASD member broker-dealer. Mr. Riley also manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC"). Each entity is located at the address specified in (b) above.

    (d)  None

    (e)  None

    (f)  United States

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

SACC's purchases were made with SACC partnership funds. BRC's purchases were made with BRC corporate funds.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

SACC and BRC acquired the issuer's shares for investment purposes. Mr. Riley has been elected to the issuer's Board of Directors.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

    (a) SACC owns 310,744 shares of Aldila's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley, in his role as the sole manager of RIM, controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 310,744 shares held by SACC, representing approximately 5.98% of Aldila's outstanding stock.

              BRC owns 116,235 shares of Aldila's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 116,236 shares of Aldila's common stock, representing approximately 2.24% of Aldila's outstanding stock.

              Mr. Riley personally owns 5,848 shares of Aldila's common stock, representing approximately 0.11% of Aldila's outstanding stock.

              Mr. Riley was awarded long-term options from Aldila in his role as director, totaling 9,952 options to purchase one share of Aldila common stock, representing approximately 0.18% of Aldila's outstanding stock

              To summarize, Mr. Riley may be deemed to beneficially own a total of 442,419 shares of Aldila common stock (8.52%) through his relationships with SACC, RIM and BRC, as well as those shares and options owned directly by Mr. Riley.

    (b) With respect to all of the shares that are held by each of SACC and BRC, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares.

    (c) Please see Exhibit A for transactions that have taken place within the last 60 days.

    (d)  None

    (e)  Not applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The relationships between Mr. Riley, SACC, RIM and BRC are described above under
Item 2(c) above. There is no written agreement among the reporting parties regarding the Aldila shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

There are no written agreements amongst the parties relating to the filing of this joint acquisition statement, nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition of shares, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any matter disclosed in Item 4, or (3) the transfer or voting of securities, finder's fees, joint ventures, options puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2005


                                    SACC PARTNERS LP

                                    By: Riley Investment Management LLC,
                                        its General Partner

                                    By: /s/ Bryant R. Riley
                                    ------------------------
                                    Bryant R. Riley, President


                                    RILEY INVESTMENT MANAGEMENT LLC

                                    By: /s/ Bryant R. Riley
                                    ------------------------
                                    Bryant R. Riley, President


                                    B. RILEY & CO., INC.
                                    By: /s/ Bryant R. Riley
                                    ------------------------
                                    Bryant R. Riley, CEO


                                    By: /s/ Bryant R. Riley
                                    ------------------------
                                    Bryant R. Riley




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                   Transaction Code     Quantity     Trade Date      Price
                   ----------------     --------     ----------      -----
SACC       Sell                              (5,331)    8/10/2005     $26.0000
           Sell                             (74,700)    8/10/2005     $25.6397

BRC        Sell                                (318)     8/3/2005     $27.0600

Mr. Riley  Exercise option to purchase        5,848     6/13/2005      $1.8700